BAGGER DAVE’S BURGER TAVERN, INC.

807 W. Front Street, Suite B

Traverse City, Michigan 49684

December 16, 2016

Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F. Street NE

Attn:  Donald E. Field

RE: Bagger Dave’s Burger Tavern, Inc. (“Bagger”)

Form 10-12G

Filed October 4, 2016

SEC File No.: 000-55702

Dear Ms. Parker:

In accordance with 12(g)(1)(B) of the Securities Exchange Act of 1934, as amended (the “Act”), Bagger Dave’s Burger Tavern, Inc. (‘Company”) hereby respectfully requests that the effective date on its Registration Statement on Form 10 (Commission File No. 000-55702) be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 p.m., Eastern Standard Time, on December 20, 2016, or as soon thereafter as practicable.

The Company hereby confirms that it is aware of its obligations under the Act.  In addition, the Company acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform our lawyer by telephone at (770) 804-0500, with written confirmation sent by facsimile to (770) 804-0509 or by email to: jones@corplaw.net.

Sincerely, BAGGER DAVES BURGER TAVERN, INC. By: /s/T. Michael Ansley Name: T. Michael Ansley Title: President